UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2026

Andrew Vollero
Chief Financial Officer
Reddit, Inc.
303 2nd Street, South Tower, 5th Floor
San Francisco, California 94107

Re: Reddit, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2025
Filed February 6, 2026
File No. 001-41983

Dear Andrew Vollero:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology